July 21, 2014

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

Re:	Magnum Hunter Resources Corporation (the “Registrant”) Registration Statement on Form S-1/A filed on July 21, 2014 File No. 333-194932

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 10:00 a.m., Washington, D.C. time, on Wednesday, July 23, 2014, or as soon thereafter as is practicable.

The Registrant hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Still at (713) 221-3309, or in his absence, Ms. Leitch at (713) 221-1308.

[Signature Page Follows]

777 POST OAK BLVD. w SUITE 650 w HOUSTON, TX 77056 w OFFICE (832) 369-6986 w FAX (832) 369-6992

www.MagnumHunterResources.com w A NYSE COMPANY: “MHR”

Very truly yours,

Magnum Hunter Resources Corporation

/s/ Joseph C. Daches
Joseph C. Daches
Senior Vice President and Chief Financial Officer

cc:	Via Email: SchwallR@SEC.GOV H. Roger Schwall Division of Corporation Finance U.S. Securities & Exchange Commission 100 F Street, NE Washington, D.C. 20549

Via Email: charles.still@bgllp.com Charles H. Still, Jr. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, TX 77002

Via Email: emily.leitch @bgllp.com Emily Leitch Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, TX 77002